ProFrac Holding Corp.

333 Shops Boulevard, Suite 301

Willow Park, TX 76087

August 2, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

RE:	ProFrac Holding Corp.
Registration Statement on Form S-3 (File No. 333-273453)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, ProFrac Holding Corp. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m. Eastern Time, on August 4, 2023, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Samuel P. Williams, Esq. of Brown Rudnick LLP at (617) 856-8353 and that such effectiveness also be confirmed in writing. Thank you for your assistance in this matter.

Very truly yours,

PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
Lance Turner
Chief Financial Officer

cc:	Robert Willette, ProFrac Holding Corp.

Samuel P. Williams, Esq., Brown Rudnick LLP

James E. Bedar, Esq., Brown Rudnick LLP